UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October 2010

EXFO Inc.

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On October 1st, 2010, EXFO Inc., a Canadian corporation, announced that it has sold its Life Sciences and Industrial Division to The Riverside Company, a global private equity firm, for US$24.3 million in cash. The purchase price is subject to adjustments for minimum working capital requirements.  This report on Form 6-K sets forth the press release issued on October 1st, 2010 relating to EXFO’s announcement being filed in Canada.

This press release contain material information relating to EXFO and is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: October 1st, 2010

EXFO Sells Life Sciences and Industrial Division for US$24.3 Million

QUEBEC CITY, CANADA, October 1, 2010 — EXFO Inc. (NASDAQ: EXFO, TSX: EXF) announced today that it has sold its Life Sciences and Industrial Division to The Riverside Company, a global private equity firm, for US$24.3 million in cash. The purchase price is subject to adjustments for minimum working capital requirements.

The Life Sciences and Industrial Division, based in Toronto, Canada, provides solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors. It generated US$25.4 million in sales and US$4.3 million in earnings from operations for the fiscal year ended August 31, 2010.

The Life Sciences and Industrial Division will be presented as a discontinued operation in EXFO’s fiscal 2010 fourth-quarter and year-end financial results, which will be released after the close of markets on October 12, 2010.

“The creation of the Life Sciences and Industrial Division has served EXFO well over the years with steady sales and earnings, while providing an environment for this division’s staff and management to perform,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “The divestiture of this business will enable EXFO to concentrate all its efforts and resources on its core telecom test and service assurance business, while allowing the Life Sciences and Industrial Division to be more strategically developed. EXFO’s exclusive focus on the global telecom industry will benefit customers, employees and shareholders in the long term.”

About EXFO
EXFO is a leading provider of next-generation test and service assurance solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The company offers core-to-edge solutions that assess the performance and reliability of converged, IP fixed and mobile networks. Key technologies supported include 3G, 4G/LTE, IMS, Ethernet, OTN, xDSL, and various optical technologies accounting for an estimated 35% of the portable fiber-optic test market. EXFO has a staff of approximately 1700 people in 25 countries, supporting more than 2000 telecom customers worldwide. For more information, visit www.EXFO.com.

Contact information
EXFO Inc.
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@EXFO.com